Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus)

Dated May 18, 2010

Filed pursuant to Rule 433

Registration No. 333- 163905

On May 18, 2010, ReachLocal, Inc., or ReachLocal, amended its registration statement on Form S-1 to add disclosure regarding the proposed purchase by funds affiliated with Rho Ventures of shares of common stock in the offering.

Rho Ventures V, L.P. and its related funds, or together Rho Ventures, is being allocated the opportunity to purchase shares of our common stock in this offering at the initial public offering price, for an aggregate purchase price of up to $4,000,000. As of March 31, 2010, Rho Ventures beneficially owned 12.88% of our outstanding common stock (assuming conversion of all outstanding shares of preferred stock). In addition, Habib Kairouz, a member of our Board of Directors, is a Managing Partner of Rho Capital Partners, an affiliate of Rho Ventures, and David Carlick, another member of our Board of Directors, serves as a Venture Partner with Rho Capital Partners. Based on an initial public offering price of $18.00 per share, the mid-point of the estimated price range shown on the cover of the prospectus, Rho Ventures is being allocated the opportunity to purchase 222,222 shares of our common stock in this offering, and has indicated an interest in purchasing all of such shares. The underwriters will receive the same discount from any shares of our common stock purchased by Rho Ventures as they will from any other shares of our common stock sold to the public in this offering.

If Rho Ventures purchases all of such 222,222 shares, the number of shares beneficially owned by Rho Ventures and its affiliates will increase to 3,296,496, and the percentage of common stock beneficially owned after this offering will be approximately 12.12%. In addition, the number of shares beneficially owned by all of our directors and executive officers as a group will increase to 17,594,251, and the percentage of common stock beneficially owned by that group after this offering will be approximately 61.52%.

If Rho Ventures purchases all or a portion of the shares in which it has indicated an interest in purchasing in this offering, such purchase would reduce the available public float for our shares because Rho Ventures would be restricted from selling the shares by a lock-up agreement Rho Ventures has entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Rho Ventures in this offering would reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

In addition to the foregoing, the amendment to the registration statement includes changes in the following sections:

•	the cover page of the Preliminary Prospectus;

•	“Prospectus Summary—The Offering”;
•	“Risk factors—Risks Related To Owning Our Common Stock—Participation in this offering by Rho Ventures would reduce the available public float for our shares”;
•	“Certain Relationships and Related Party Transactions—Participation in the Initial Public Offering”; and
•	“Underwriting.”

The amendment to the registration statement also includes updates to the principal and selling stockholders table regarding the control persons and the form of ownership of certain stockholders and other minor conforming changes to reflect the amendments described above.

ReachLocal has filed a registration statement, including a preliminary prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about ReachLocal and this offering. You may obtain these documents for free on EDGAR by visiting the SEC website at www.sec.gov. Alternatively, ReachLocal, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from J.P. Morgan Securities Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204; or BofA Merrill Lynch, Telephone: (866) 500-5408. You may also access ReachLocal’s most recent preliminary prospectus dated May 18, 2010 included in Amendment No. 5 to the registration statement on Form S-1 through the following link: http://www.sec.gov/Archives/edgar/data/1297336/000119312510123457/ds1a.htm.